Filed by First Commonwealth Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Centric Financial Corp.
(Commission File No. 1489803)

Centric Financial Corporation Shareholders
First Commonwealth Bank Acquisition, Commonly Asked Questions – October 5, 2022

Merger Questions
Q: When will the merger be completed?
A: The acquisition of Centric Bank by First Commonwealth Bank is expected to be completed in the first quarter of 2023, subject to regulatory approvals, Centric shareholder approval and other closing conditions.

Q: What are the financial details of the merger?
A: On August 30, 2022, First Commonwealth and Centric signed a definitive Agreement and Plan of Merger for the merger of Centric with and into First Commonwealth in an all-stock transaction in which Centric shareholders will receive 1.09 shares of First Commonwealth common stock for each share of Centric common stock.

Q: When will the Centric shareholders vote?
A: A special Centric shareholders meeting will be called prior to the anticipated closing date. All shareholders will be notified of the meeting date and how to vote their shares.

Q: Who is First Commonwealth?
A: First Commonwealth Financial Corporation (NYSE: FCF), headquartered in Indiana, Pennsylvania, is a financial services Company with 118 community banking offices in 26 counties throughout western and central Pennsylvania and throughout Ohio, as well as business banking operations in Pittsburgh, Pennsylvania, and Canton, Cleveland, Columbus and Cincinnati, Ohio. First Commonwealth also operates mortgage offices in Wexford, Pennsylvania, as well as Hudson, and Lewis Center, Ohio. First Commonwealth provides a full range of commercial banking, consumer banking, mortgage, equipment finance, wealth management and insurance products and services through its subsidiaries First Commonwealth Bank and First Commonwealth Insurance Agency.

Q: Will any former Centric board members be on the First Commonwealth Board?
A: Yes. Patti Husic will join the First Commonwealth Financial Corporation board as an independent director upon the completion of the transaction.

Stock Questions
Q: What will Centric shareholders receive?
A: Under the terms of the Agreement and Plan of Merger, Centric shareholders will be entitled to receive a fixed exchange ratio of 1.09 shares of First Commonwealth common stock for each Centric common share.

Q: Is First Commonwealth Financial Corporation stock publicly traded?
A: Yes. First Commonwealth Financial Corporation trades under the ticker symbol FCF and is a member of the New York Stock Exchange.

Q: What do I have to do to get my new First Commonwealth Financial Corporation stock?
A: Once the merger receives all necessary regulatory and shareholder approvals, Centric shareholders will be notified of the process and requirements for obtaining the First Commonwealth stock.
Q: When will I get my new First Commonwealth Financial Corporation stock?
A: Once the merger is completed, all shareholders will be notified of the timeline for obtaining the First Commonwealth stock.
Q: How will this transaction affect my taxes?
A: While the merger is structured to be a tax free reorganization for federal income tax purposes, we suggest that you consult your accountant or tax advisor, as every tax situation is unique.
Q: Who can I contact at Centric with additional questions?
A: Sandra Schultz, CFO & Treasurer. She can be reached at (717) 909-8305 or via email at sschultz@centricbank.com.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
First Commonwealth and Centric will file a proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.
THE SHAREHOLDERS OF CENTRIC ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
The proxy statement/prospectus and other relevant materials (when they become available), and any other documents First Commonwealth and Centric have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents First Commonwealth has filed with the SEC by contacting Matthew C. Tomb, Chief Risk Officer and General Counsel, First Commonwealth, 601 Philadelphia Street, Indiana, PA 15701, telephone: (800) 711-2265; and may obtain free copies of the proxy statement/prospectus by contacting Sandra J. Schultz, Chief Financial Officer, Centric Financial Corporation, 1826 Good Hope Road, Enola, PA 17025, telephone: (717) 657-7727.
Centric and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Centric in connection with the proposed merger. Information concerning such participants’ ownership of Centric common shares will be set forth in the proxy statement/prospectus relating to the merger when they become available.
This communication is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.